May 31, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng
Rebekah Lindsey
Craig Wilson
Mitchell Austin

Re:	Nant Health, LLC
Registration Statement on Form S-1
File No. 333-211196
Acceleration Request
Requested Date: June 1, 2016
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nant Health, LLC (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l, as amended (File No. 333-211196) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin J. Waters at (858) 350-2308 or Megan J. Baier at (212) 497-7736.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

        May 31, 2016

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

        May 31, 2016

Sincerely,

Nant Health, LLC

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong
Chairman and Chief Executive Officer

cc:	Charles Kim, General Counsel Nant Health, LLC
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.
Charles S. Kim, Cooley LLP
Sean M. Clayton, Cooley, LLP
David Peinsipp, Cooley, LLP
Andrew S. Williamson, Cooley LLP